

08026483

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2350 North Forest Road
_____
                    (No. and Street)

Getzville,   New York   14068
_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph M. Jayson   716-636-0280   ΩEΩ
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
_____
          (Name – if individual, state last, first, middle name)

555 International Drive   Williamsville,   New York   14221
_____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

FEB 2 8 2008

Washington, DC
102

PROCESSED

MAR 0 7 2008

THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, __Joseph M. Jayson_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Westmoreland Capital Corporation_____ , as of __December 31_____ , 20__07____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None _____

_____
_____

_____ Signature

President

_____ Title

_____
Notary Public

CAROL LYNN PLATTER
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires March 10, 2010

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Financial Statements and Supplemental Schedule

Year ended December 31, 2007

(With Independent Auditor's Report and
Supplemental Report on Internal Control)

TOSKI, SCHAEFER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DRIVE

WILLIAMSVILLE, NEW YORK 14221

TELEPHONE (716) 634-0700

FAX (716) 634-0764

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.):

We have audited the following financial statements of Westmoreland Capital Corporation (the Company) for the year ended December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Stockholder's Equity	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Westmoreland Capital Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Westmoreland Capital Corporation as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	9

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co, P.C.

Williamsville, New York
February 15, 2008

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Financial Condition

December 31, 2007

Assets

Current assets:	
Cash	$ 11,316
Commissions receivable	3,800
Other assets	1,298
Total current assets	16,414
Tax benefit receivable from affiliates	71,009
Total assets	$ 87,423

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable	1,745
Commissions payable	3,814
Total liabilities	5,559
Stockholder's equity:	
Common stock, no par value, 200 shares authorized;	
5 shares issued and outstanding	5,500
Additional paid-in capital	305,457
Accumulated deficit	(229,093)
Total stockholder's equity	81,864
Total liabilities and stockholder's equity	$ 87,423

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Operations
Year ended December 31, 2007

Operating income:		
Commissions		$ 3,800
Other		4,617
	Total operating income	8,417
Operating expenses:		
Commissions		5,325
Professional fees		1,945
Fees and subscriptions		2,525
Insurance		809
Tax		416
Office supplies		239
	Total operating expenses	11,259
	Net loss	$ (2,842)

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Cash Flows
Year ended December 31, 2007

Cash flows provided by operating activities:	
Net loss	$ (2,842)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Changes in:	
Receivables	(3,800)
Other assets	(51)
Accounts payable	45
Commissions payable	3,814
Net cash used in operating activities	(2,834)
Cash at beginning of year	14,150
Cash at end of year	$ 11,316
Supplemental disclosure of cash flow information - cash paid during the year	
for taxes	$ 471

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Stockholder's Equity
Year ended December 31, 2007

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balances at December 31, 2006	$ 5,500	305,457	(226,251)	84,706
Net loss	-	-	(2,842)	(2,842)
Balances at December 31, 2007	$ 5,500	305,457	(229,093)	81,864

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Notes to Financial Statements
Year ended December 31, 2007

(1) Organization and Summary of Significant Accounting Policies

(a) Organization
Westmoreland Capital Corporation (the Company), a wholly-owned subsidiary of J.M. Jayson & Company, Inc., is engaged principally in the sale of mutual fund investments and units of limited partnership interest.

(b) Basis of Accounting
The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(c) Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash
Cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(2) Related Party Transactions

The Company is engaged principally in the sale of mutual fund investments and units of limited partnership interest. These units of limited partnership interest are primarily for ventures in which its parent company or affiliates are involved.

(3) Income Taxes

The taxable income of the Company is included in the consolidated federal income tax return of J.M. Jayson & Company, Inc. Federal income tax expense is based on an allocation from J.M. Jayson & Company, Inc. The Company files separate state tax returns. The State tax liability of the Company for the year ended December 31, 2007 was $416. The Federal tax benefit receivable as of December 31, 2007 amounted to $71,009. There are no material temporary differences giving rise to deferred taxes.

(4) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC and the NASD. The Company must maintain net capital, as defined, of the greater of $5,000 or one-fifteenth of its aggregate indebtedness, as defined. At December 31, 2007, the Company's net capital and excess net capital were $9,557 and $4,557, respectively. The ratio of aggregate indebtedness to net capital was approximately .58 to 1.

(5) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(6) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Company, no material differences exist.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Computation of Net Capital Pursuant to Rule 15c3-1 of
The Securities and Exchange Commission
As of December 31, 2007

Total stockholder's equity from statement of financial condition	$ 81,864
Non-allowable assets from statement of financial condition	72,307
Net capital	9,557
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $371 or $5,000)	5,000
Excess net capital	$ 4,557
Aggregate indebtedness - accounts payable	$ 5,559
Ratio: Aggregate indebtedness to net capital	.58 to 1

TOSKI, SCHAEFER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DRIVE

WILLIAMSVILLE, NEW YORK 14221

TELEPHONE (716) 634-0700

FAX (716) 634-0764

The Board of Directors
Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.:

In planning and performing our audit of the financial statements of Westmoreland Capital Corporation (the Company) for the year ended December 31, 2007 (on which we issued our report dated February 15, 2008), we considered its internal control, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Williamsville, New York
February 15, 2008

END